Exhibit (d)1.6

January 1, 2005

Mr. Greg J. Stark, President

Frank Russell Investment

    Management Company

909 A Street

Tacoma, WA 98402

Re:	Advisory Agreement – Manager Compensation

This letter agreement amends the Advisory Agreement (the “Agreement”) dated January 1, 1999 between Frank Russell Investment Company (“FRIC”) and Frank Russell Investment Management Company (“FRIMCo”). FRIC and FRIMCo desire to amend and restate Section 6.A. of the Agreement as follows:

6. Compensation of the Manager.

A.	As consideration for the Manager’s services to the following Sub-Trusts, the Manager shall receive from each of these Sub-Trusts an annual management fee, accrued daily at the rate of 1/365th of the applicable management fee and payable following the last day of each month, of the following annual percentages of each Sub-Trust’s average daily net assets during the month:

Fund	Asset Level	Fee
Diversified Equity	First $2 billion Next $3 billion Amount over $5 billion	.73% .72% .70%

Special Growth	All assets	.90%

Quantitative Equity	First $2 billion Next $3 billion Amount over $5 billion	.73% .72% .70%

Diversified Bond	All assets	.40%

Short Duration Bond	All assets	.45%

International Securities	First $2 billion Next $3 billion Amount over $5 billion	.90% .89% .87%

Multistrategy Bond	All assets	.60%

Tax Free Bond	All assets	.30%

U.S. Government Money Market	All assets	.20%

Tax Free Money Market	All assets	.20%

Real Estate Securities	All assets	.80%

Emerging Markets	All assets	1.15%

Money Market	All assets	.20%

Equity I	All assets	.55%

Mr. Greg J. Stark, President

January 1, 2005

Equity II	All assets	.70%

Equity Q	All assets	.55%

International	All assets	.70%

Fixed Income I	All assets	.25%

Fixed Income III	All assets	.50%

Tax-Managed Large Cap	All assets	.70%

Aggressive Equity	All assets	.20%

Balanced Strategy	All assets	.20%

Moderate Strategy	All assets	.20%

Conservative Strategy	All assets	.20%

Equity Balanced Strategy	All assets	.20%

Tax-Managed Global Equity	All assets	.20%

Tax-Managed Mid & Small Cap	All assets	.98%

Select Growth	All assets	.80%

Select Value	All assets	.70%

2010 Strategy	All assets	.20%

2020 Strategy	All assets	.20%

2030 Strategy	All assets	.20%

2040 Strategy	All assets	.20%

Russell Multi-Manager Principal Protected	during the Offering Period during the Guarantee and Post Guarantee Periods:	.00% .88%

	provided, however, that if, at any time during the Guarantee Period, 100% of the Fund’s assets are invested in the Fixed Income Portfolio or the Defeasance Portfolio, the Manager will waive a portion of its fee up to 0.55% of average daily net assets of the Fund in respect of assets of the Fund that are invested in the Defeasance Portfolio or for any full day during which the Equity Portfolio constitutes zero (0) percent of the assets of the Fund (capitalized terms shall have the meanings assigned to them in the Financial Guarantee Agreement dated as of January 17, 2003 among Frank Russell Investment Management Company, Frank Russell Investment Company, Salomon Smith Barney Inc. and Ambac Assurance Corporation)

From this management fee, the Manager shall compensate the Money Managers as a fiduciary of the Trust.

Mr. Greg J. Stark, President

January 1, 2005

B.	When a Sub-Trust holds cash, securities or other investment assets which are not treated as net assets of the Sub-Trust for the purpose of determining the net asset value per share of such Sub-Trust, the Manager may receive an additional annual fee, accrued daily at the rate of 1/365th of the fee and payable following the last day of each month, of 0.07% of the value of such assets for the exercise of investment supervision over such assets.

If this agreement is acceptable to you, please sign below to indicate your acceptance and agreement.

Sincerely,

FRANK RUSSELL INVESTMENT COMPANY

By:	/s/ Mark E. Swanson
Mark E. Swanson
Treasurer and Chief Accounting Officer

Accepted and Agreed:

FRANK RUSSELL INVESTMENT MANAGEMENT COMPANY

By:	/s/ Greg J.Stark
Greg J. Stark
President